UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

DELHAIZE AMERICA, INC.
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(Name of Issuer)

Class B Common Stock, $.50 per share
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(Title of Class of Securities)

344775-10-1
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(CUSIP Number)

Michael E. Dillard, P.C.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4675
(214) 969-2800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2000
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No. 344775-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Le Lion"). EIN: 98-0226019 061112 6 2
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Belgium
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	42,345,686 shares of Class B Common Stock
	9.	Sole Dispositive Power	21,228,093 shares of Class B Common Stock
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,345,686 shares of Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		56.2%
14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 344775-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Delhaize The Lion America, Inc. ("Detla") EIN: 51-0232323
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	42,345,686 shares of Class B Common Stock
	9.	Sole Dispositive Power	21,117,593 shares of Class B Common Stock
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,345,686 shares of Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		56.2%
14,	Type of Reporting Person (See Instructions) CO

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Item 1.  Security and Issuer.

          This Amendment No. 9 ("Amendment No. 9") is filed on behalf of Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Le Lion") and Delhaize The Lion America, Inc. ("Detla"), with respect to their Schedule 13D filed October 15, 1976 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed November 16, 1976 ("Amendment No. 1"), Amendment No. 2 thereto filed September 1, 1983 ("Amendment No. 2"), Amendment No. 3 thereto filed March 16, 1988 ("Amendment No. 3"), Amendment No. 4 thereto filed October 3, 1988 ("Amendment No. 4"), Amendment No. 5 thereto filed March 20, 1992 ("Amendment No. 5"), Amendment No. 6 thereto filed September 20, 1994 ("Amendment No. 6"), Amendment No. 7 thereto filed May 25, 1999 ("Amendment No. 7") and Amendment No. 8 thereto filed December 3, 1999 ("Amendment No. 8") relating to the Class B Common Stock, par value $.50 per share, of Delhaize America, Inc., a North Carolina corporation ("Delhaize America"), previously known as Food Lion, Inc. This Amendment No. 9 supplementally amends the Schedule 13D and Amendment Nos. 1 - 8 thereto. Amounts stated in this Amendment No. 9 reflect a one-for-three reverse split of the number of shares of Delhaize America's Class B Common Stock issued and outstanding effective September 9, 1999.

Item 2.  Identity and Background.
(A)	Name: Detla
Directors and Executive Officers: Reference is made to Exhibit B which is incorporated herein by reference.
Disclosure of Legal Proceedings:

                 Neither Detla nor any director or executive officer of Detla has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

(B)	Name: Delhaize Le Lion
Directors and Executive Officers: Reference is made to Exhibit A which is incorporated herein by reference.
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Disclosure of Legal Proceedings:

                 Neither Delhaize Le Lion nor any director or executive officer of Delhaize Le Lion has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

Item 4.  Purpose of Transaction.

          On September 6, 2000, Pierre-Olivier Beckers, the Chief Executive Officer and President of Delhaize Le Lion and the Chairman of the Board of Delhaize America, delivered to R. William McCanless, Delhaize America's Chief Executive Officer, a letter setting forth Delhaize Le Lion's proposal to acquire each outstanding share of Class A and Class B Common Stock of Delhaize America not currently owned by Delhaize Le Lion and Detla in exchange for 0.35 shares of Delhaize Le Lion.

          If the proposed transaction is completed, Delhaize Le Lion and Detla will own 100% of the issued and outstanding shares of Delhaize America and Delhaize America will become a wholly-owned subsidiary of Delhaize Le Lion (partially owned through Detla). Delhaize Le Lion anticipates that upon completion of the proposed transaction, Delhaize Le Lion will seek to cause the termination of registration of the Class A and Class B Common Stock of Delhaize America under Section 12 of the Securities Exchange Act of 1934, as amended, and cause the Delhaize America Class A and Class B Common Stock to be delisted from the New York Stock Exchange.

          A copy of Delhaize Le Lion's proposal is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety. In addition, on September 7, 2000, Delhaize Le Lion issued a press release announcing that it had submitted its proposal to Delhaize America. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference in its entirety.

          Depending on the response of Delhaize America to the Delhaize Le Lion proposal and other factors determined to be relevant to Delhaize Le Lion, Delhaize Le Lion may decide upon other plans or make alternate proposals and take such actions with respect to its ownership interest in Delhaize America, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D and any other actions as may be determined by Delhaize Le Lion. Except as set forth in this Item 4 and in furtherance of the proposed transaction, Delhaize Le Lion presently has no plans or proposals which relate to or would result in any of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

          (a)     The number and percentage of shares of Class B Common Stock owned by each reporting person as of September 6, 2000 are as follows:

Name of Reporting Person	Number of Shares	Percentage of Outstanding Class B Common Stock of Delhaize America
Delhaize Le Lion	21,228,093	28.2
Detla	21,117,593 _________	28.0 ____
	42,345,686	56.2

The aggregate amount beneficially owned by each reporting person is 42,345,686 shares.

          (b)     Reference is made to pages 2 and 3 of this Amendment No. 9.

          (c)     During the last 60 days, neither Delhaize Le Lion nor Detla has effected any transactions in the Class A or Class B Common Stock of Delhaize America.

          (d)-(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The 1994 Shareholders' Agreement, as described in Item 4 of Amendment No. 6 to Schedule 13D filed by Delhaize Le Lion on September 20, 1994, was superseded on March 27, 2000 by the 2000 Shareholders' Agreement (the "2000 Shareholders' Agreement"), among Delhaize Le Lion, Detla and Delhaize America. This summary of the provisions of the 2000 Shareholders Agreement is qualified in its entirety by reference to the 2000 Shareholders' Agreement, which was filed by Delhaize America with the U.S. Securities and Exchange Commission as Exhibit 10.A to its Quarterly Report on Form 10-Q filed August 1, 2000, and which is incorporated herein by reference in its entirety.

          Section 1 of the 2000 Shareholders' Agreement provides for the establishment of a Nominating Committee of the Board of Directors of Delhaize America for the purpose of nominating the slate of directors to be submitted to the shareholders of Delhaize America for election at the annual meeting or at any meeting of the shareholders at which a director or directors are to be elected and filling any vacancy that may arise from time to time. Section 1 requires the Bylaws of Delhaize America to be amended to provide that the composition of the Nominating Committee, the composition of each slate of directors and the other responsibilities of the Nominating Committee will be as follows:

(i)

The Nominating Committee consists of three directors, one of whom is designated by Delhaize Le Lion and Detla, one of whom is the Chief Executive Officer of Delhaize America (or his designee from among the Board of Directors of Delhaize America) and one of whom is an independent director;

(ii)

The slate of directors nominated by the Nominating Committee consists of twelve (12) persons, six (6) of whom are proposed by the Chief Executive Officer of Delhaize Le Lion (the "Delhaize Designees"), two (2) of whom are proposed by the Chief Executive Officer of Delhaize America (the "CEO Designees") and four (4) of whom are independent directors;

(iii)

In the event that any director ceases to be a director of Delhaize America, then the Nominating Committee shall nominate an appropriate person to fill such vacancy, selected in the same manner as the director who ceased being a director;

(iv)

The Nominating Committee recommends its slate of directors or any individual nominee to the Board of Directors of Delhaize America. Any nomination(s) of directors recommended by the Nominating Committee shall be approved by the Board of Directors of Delhaize America by Special Vote (i.e., 70%). In the event that the Board of Directors fails to approve a slate or any individual nominee proposed by the Nominating Committee, the Nominating Committee shall meet to propose another slate, or nominee, as the case may be, acceptable to the Board of Directors of Delhaize America.

          Section 2 of the 2000 Shareholders' Agreement sets forth a voting agreement by Delhaize Le Lion and Detla (i) to vote in favor of the slate of directors proposed by the Nominating Committee and approved by the Board of Directors of Delhaize America and (ii) not to participate, directly or indirectly, in any efforts to cause cumulative voting to be in effect for any election of directors of Delhaize America.

           Section 3 of the 2000 Shareholders' Agreement provides that the Bylaws of Delhaize America will provide that an affirmative vote of 70% of the directors will be required to approve certain actions by Delhaize America, including the election of directors and of the Chief Executive Officer of Delhaize America, entering into contracts requiring certain payments, certain capital expenditures, the issuance of stock or other securities of Delhaize America, the sale of assets outside of the ordinary course of business, amendments to the Articles of Incorporation or Bylaws or mergers, consolidations or other extraordinary corporate transactions.

Item 7.  Material to be Filed as Exhibits.

          The reporting persons hereby incorporate by reference the Joint Filing Agreement previously filed by the reporting persons as Exhibit C to Amendment No. 7 to their Schedule 13D, filed May 25, 1999.

Exhibit A - List of Directors and Executive Officers of Delhaize Le Lion
Exhibit B - List of Directors and Executive Officers of Detla
99.1	Proposal Letter, dated September 6, 2000 from Delhaize Le Lion to Delhaize America.
99.2	Press Release of Delhaize Le Lion dated September 7, 2000

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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" S.A.

By:	/S/ Pierre-Olivier Beckers ____________________________
Name: Title:	Pierre-Olivier Beckers Chief Executive Officer
Dated:	September 6, 2000

DELHAIZE THE LION AMERICA, INC.
By:	/S/ Pierre-Olivier Beckers ____________________________
Name: Title:	Pierre-Olivier Beckers Chief Executive Officer
Dated:	September 6, 2000

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX
Exhibit A - List of Directors and Executive Officers of Delhaize Le Lion
Exhibit B - List of Directors and Executive Officers of Detla
99.1	Proposal Letter, dated September 6, 2000 from Delhaize Le Lion to Delhaize America.
99.2	Press Release of Delhaize Le Lion dated September 7, 2000

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EXHIBIT A

          The directors and executive officers of Delhaize Le Lion are as follows:

Name, Title and Business or Residential Address	Present Principal Occupation or Employment / Citizenship*
Gui de Vaucleroy, Director and Chairman of the Board rue Osseghem, 53 1080 Brussels, Belgium	Chairman of the Board of Directors, Delhaize Le Lion; Retired
Pierre-Olivier Beckers, Director rue Osseghem, 53 1080 Brussels, Belgium	Chief Executive Officer and President of the Executive Committee, Delhaize Le Lion
Philippe Stroobant, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize Le Lion; Retired
Roger Boin, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize Le Lion; Retired
Charles de Cooman d'Herlinckhove, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize Le Lion; Retired
Marcel Degroof, Director rue Osseghem, 53 1080 Brussels, Belgium	Honorary Banker, Bank Degroof; Retired
Jacques Le Clerq, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize Le Lion; Retired
Frans Vreys, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize Le Lion; Retired
Raymond Max Boon, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize Le Lion; Retired
Didier Smits, Director rue Osseghem, 53 1080 Brussels, Belgium	Managing Director of Sprl Papeteries Aubry

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*All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

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EXHIBIT A - Continued
Name, Title and Business or Residential Address	Present Principal Occupation or Employment / Citizenship*
Dominique Raquez rue Osseghem, 53 1080 Brussels, Belgium	Member of the Executive Committee and Officer Financial Planning, Control and Development, Delhaize Le Lion
Jean-Claude Coppieters 't Wallant, rue Osseghem, 53 1080 Brussels, Belgium	Secretary of the Board of Directors and Member of the Executive Committee, Delhaize Le Lion; Group Chief Financial Officer
Pierre Dumont rue Osseghem, 53 1080 Brussels, Belgium	Secretary of the Executive Committee, Delhaize Le Lion; Officer Group Human Resources
Renaud Cogels rue Osseghem, 53 1080 Brussels, Belgium	Member of the Executive Committee and General Manager of the Benelux Division, Delhaize Le Lion
Arthur Goethals rue Osseghem, 53 1080 Brussels, Belgium	Member of the Executive Committee and Officer Sales and Marketing (Belgium), Delhaize Le Lion
R. William McCanless 2110 Executive Drive Salisbury, North Carolina 28145	Member of the Executive Committee; Chief Executive Officer of Delhaize America; Citizen of the United States

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*All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

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EXHIBIT B

          The directors and executive officers of Detla are as follows:

Name, Title and Business or Residential Address	Present Principal Occupation or Employment / Citizenship*
Gui de Vaucleroy, Director
Jacques LeClercq, Director	Director, Detla
Carl H. Amon III, Director 1155 Avenue of the Americas New York, New York 10036 U.S.A.	Attorney, White & Case / U.S. Secretary, Detla; Citizen of the United States
Pierre-Olivier Beckers, Director	Chairman, President and Chief Executive Officer, Detla
Jean-Claude Coppieters 't Wallant, Director	Vice President, Treasurer and Assistant Secretary, Detla
Michel Duchateau rue Osseghem, 53 1080 Brussels, Belgium	Accounting Manager, Detla
Dominique Raquez, Director	Vice President, Financial Planning, Control and Development, Detla

Note:	Reference is made to Exhibit A to this Schedule for the address and principal occupation of those individuals whose address and principal occupation are not listed here.

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*All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

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